September 12, 2007

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:     Simmons Company
Form 10-K for the Fiscal Year Ended December 30, 2006
Filed March 23, 2007
Forms 10-Q for the Fiscal Quarters Ended March 31, 2007 and
June 30, 2007
File No. 333-124138

Dear Mr. O’Brien:

As noted in your letter dated August 23, 2007 setting forth the comments of the Staff of the Securities and Exchange Commission on our Annual Report on Form 10-K for the fiscal year ended December 30, 2006, filed March 23, 2007, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007, file no. 333-124138, of Simmons Company (“Simmons”), Simmons acknowledge that:

•	Simmons is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Simmons may not assert staff comments as a defense in any proceeding intitiated by the Commission or any person under federal securities laws of the United States.

Please do not hesitate to call me at (770) 512-7700 with any questions or comments you may have.

Very truly yours,

/s/ William S. Creekmuir

William S. Creekmuir

cc:        Tracey Houser
John Hartz
(Securities and Exchange Commission)

Alex D. Lynch
(Weil, Gotshal & Manges LLP)